Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

SEC MAIL RECEIVED PROCESSING
JUL 12 2004
WASH, D.C. 155 SECTION

04035525

28 June 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
REVIEW OF PRODUCTION AND DISTRIBUTION ASSETS – PRESENTATION SLIDES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 7/16

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

28 June 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

REVIEW OF PRODUCTION & DISTRIBUTION ASSETS – PRESENTATION SLIDES

Please find attached, for release to the market, a copy of the slides from a presentation to be given to analysts and investors, following the release of the Company's asset review today.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP

Review of Production & Distribution Assets

28 June 2004

1. Framework for the asset review
2. Key components of the plan
3. Financial implications
4. Implementation timetable
5. Summary
6. Outlook



Framework for the asset review

"Establish an asset footprint which preserves brand and style integrity while creating an efficient and simple production and distribution platform"

"Preserve brand and style integrity..."

Grape Sourcing & Winemaking ➡

Regional diversity is fundamental to our portfolio

Grapes need to be crushed close to source so region specific wineries are required

Fruit supply cannot be concentrated in any single region. We need to spread risk, region and variety

Sourcing risks including water supply and phylloxera need to be mitigated

"...while creating an efficient and simple production and distribution platform"

Packaging → Generate scale efficiencies from bottling and packaging

Distribution → Reduce cost and complexity from the distribution model

Wineries → Regional footprint that eliminates duplication and allows us to maintain control

Current structure involves a complex packaging and distribution network…



South Australia
NSW
Victoria
Denman
Nuriootpa
Karadoc
Great Western
ADELAIDE
SYDNEY
MELBOURNE
N
P
4 packaging centres
4 national distribution centres

..with complex and expensive logistics flows



Export
National DCs
State DCs
Customers
Bassendean
WA
Nuriootpa
Outer Harbour
Magill
SA
Karadoc
Nunawading
Vic
Melbourne
Great Western
Villawood
NSW
Botany
Denman
Archerfield
QLD

Karadoc and Nuriootpa are attractive locations for consolidation

- Karadoc
  - An attractive site for high volume production
  - Already set up as a large, high speed packaging site
  - Well positioned for domestic distribution

- Nuriootpa
  - Well located for bottling and export

lowering fixed and freight costs and
lelivering easy access to markets


South Australia
NSW
Victoria
Nuriootpa
Karadoc
DC
P
ELAIDE
SYDNEY
MELBOURNE
2 packaging centres
2 distribution centres (1 national & 1 international)

Current structure involves a network of state distribution centres...


Archerfield
Bassendean
Magill
Villawood
Nunawading
5 state distribution centres

New structure consolidates distribution to Karadoc and Nuriootpa

- State distribution centres at Villawood, Nunawading, Archerfield and Magill will be closed during the next few months, with their functions transferred to Nuriootpa and Karadoc

- Bassendean distribution centre in Western Australia will remain for logistical reasons

Today's logistics flows are complex and expensive…


Export
National DCs
State DCs
Customers
Outer Harbour
Melbourne
Botany
Nuriootpa
Karadoc
Great Western
Denman
Bassendean
Magill
Nunawading
Villawood
Archerfield
WA
SA
Vic
NSW
QLD

New model simplifies distribution logistics and removes fixed and freight costs


Export
National DCs
State DCs
Customers
Bassendean
WA
SA
Vic
NSW
QLD
Karadoc
(Domestic)
Nuriootpa
(International)
Outer Harbour

→ Represents major distribution flows

Current structure has duplication in irrigated areas



South Australia
NSW
Victoria
Denman
SYDNEY
Nuriootpa
Waikerie
Karadoc
Yenda
eltsfield
ADELAIDE
Magill
Ryecroft
Contract crush
Contract crush
Coonawarra
Great Western
Coldstream Hills
MELBOURNE
13 wineries
2 major contract crushers

udes Devil's Lair winery
A and Herrick in France

New model streamlines winery footprint while maintaining regional diversity


South Australia
NSW
Victoria
Denman
SYDNEY
Nuriootpa
eppeltsfield
ADELAIDE
Magill
Ryecroft
Karadoc
Coonawarra
Great Western
Coldstream Hills
MELBOURNE
W
11 wineries

Excludes Devil's Lair winery in WA and Herrick in France

1. Framework for the asset review
2. Key components of the plan
3. Financial implications
4. Implementation timetable
5. Summary
6. Outlook



Incremental cash flow impact

$ million	FY05	FY06	FY07	FY08
Operating cash flow savings	6	24	26	28
Incremental capex	(40)	(18)	-	-
Redundancy, employee entitlements & other	(18)	(2)	-	-
Net incremental cash flow	**(52)**	**4**	**26**	**28**

- Operating cash flow savings primarily represent "fixed" and "freight" cost savings
- Productivity savings have not been forecast, with only $4 million of variable cost savings assumed by FY08

Incremental P&L impact

$ million	FY04	FY05	FY06	FY07	FY08
EBIT (before significant items)	-	6	20	24	27
Significant items	(93)	-	-	-	-
EBIT	(93)	6	20	24	27

- Incremental EBIT impact of $24 million pa by FY07
- Incremental EBIT impact of $27 million pa by FY08
- Key differences between EBIT impact and cash flow savings reflect:
  - Depreciation saved on asset write-downs net of depreciation on new capital expenditure
  - Cost savings included in inventory which will be realised over time

Capital expenditure

$ million	FY05	FY06
Incremental capex	(40)	(18)

- $58 million in total incremental capex by FY08
- Capex projections are net of expected proceeds from asset sales
- Funded from existing bank facilities and cash generated from savings
- Total capital expenditure for FY05 (including asset review and ongoing maintenance capex) expected to be in the range of $70 to 80 million

Significant items

$ million	FY04
Asset write-downs	(73)
Redundancy, employee entitlements & other	(20)
	(93)

- Over $12 million of assets transferred to Karadoc and Nuriootpa has mitigated write-downs
- Asset write-downs include recoverable amount adjustments to the carrying value of assets after scaling down or decommissioning of sites

1. Framework for the asset review
2. Key components of the plan
3. Financial implications
4. Implementation timetable
5. Summary
6. Outlook



Implementation timetable

H106

- In-source first major crushing contract
- Consolidate Waikerie winemaking into Karadoc and Nuriootpa

FY07

- In-source second major crushing contract

FY08

- Complete expansion of Karadoc capacity to ~150,000 tonnes

1. Framework for the asset review
2. Key components of the plan
3. Financial implications
4. Implementation timetable
5. Summary
6. Outlook



Current asset footprint


Archerfield (QLD) S
South Australia
NSW
Victoria
Nuriootpa W N P
Seppeltsfield W
Waikerie W
ADELAIDE
W S Magill
Ryecroft W
Karadoc P W N
C Contract crush
C Contract crush
Yenda W
Denman P W N
Villawood S
SYDNEY
Coonawarra W
Great Western W P N
Nunawading S
MELBOURNE
W Coldstream Hills
W 13 wineries
C 2 major contract crushers
P 4 packaging centres
N 4 national distribution centres
S 5 state distribution centres

Excludes:
- Devil's Lair winery in WA
- Herrick winery in France
- WA state distribution centre

New asset footprint



South Australia
NSW
Victoria
Nuriootpa
P
W
DC
eppeltsfield
W
ADELAIDE
W
Magill
Ryecroft
W
Karadoc
P
W
DC
Denman
W
SYDNEY
Coonawarra
W
Great Western
W
W
Coldstream Hills
MELBOURNE
W 11 wineries
P 2 packaging centres
DC 2 distribution centres (1 national & 1 international) + WA state DC

Excludes:
- Devil's Lair winery in WA
- Herrick winery in France
- WA state distribution centre

Key business benefits

Longer-term benefits:

- Streamlined processes
- Scale benefits
- Productivity gains
- End to end process reengineering
- Benchmarking

Longer-term, "scale efficiencies" and "productivity gains" will drive improvements

Key financial benefits

- $24 million pa in incremental EBIT over 3 years
- $26 million pa in incremental cash flow over 3 years
- Rational production footprint will optimise ongoing:
  - Capital expenditure
  - Return on capital employed from production and distribution assets

Building a stronger business model

"The review establishes an asset footprint which preserves brand and style integrity while creating an efficient and simple production and distribution platform"

1. Framework for the asset review
2. Key components of the plan
3. Financial implications
4. Implementation timetable
5. Summary
6. Outlook



Confirmation of FY04 guidance

- Confirm that we are comfortable with analyst consensus range of $160 -175 million for FY04 EBITA (pre SGARA)
- Tough trading conditions prevail in the US and are expected to continue. Earnings from this region for FY04 will be below expectations
- Stronger earnings from Australasia and UK/Europe have negated the impact of difficult US trading conditions for FY04
- As highlighted at the HY04 result, US dollar exposure was close to being fully hedged for the second half. Second half earnings will not benefit from the recent fall of the Australian dollar

Issues for FY05

Earnings impacts

- Super premium availability
- Currency

Business focus

- Accelerated marketing activity to support brands

Veraison is ongoing

- Annualised savings run rate of $40 million
- Incremental EBIT of $27 million per annum by FY08 from asset review
- Future productivity gains from new asset structure

SOUTHCORP

Review of Production & Distribution Assets

28 June 2004

Forward Looking Statements

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

Penfolds

Australia's Most Famous Wine

ROSEMOUNT ESTATE

The prestige wine of Australia

LINDEMANS 1843

making life more enjoyable

28 June 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
RESULTS OF ASSET REVIEW

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

28 June 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RESULTS OF ASSET REVIEW

Please find attached, for release to the market, the results of the review of the Company's asset base.

Copies of this announcement will be sent to the media today and will also be available on the Company 's website at www.southcorp.com.au.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

28 June 2004

SOUTHCORP ANNOUNCES RESULTS OF ASSET REVIEW

"This review will establish an asset footprint that preserves the brand and style integrity of our wines while creating an efficient and simple production and distribution platform," John Ballard

SYDNEY - Southcorp today unveiled a new production and distribution blueprint for its Australian operations as part of its ongoing corporate recovery under the Veraison[1] program.

The new blueprint will deliver incremental cash flow of $28 million per annum and incremental EBIT of $27 million per annum by FY08 through a streamlining of packaging and distribution facilities and some rationalisation of the Company's wineries. These improvements are primarily from savings on fixed and freight costs.

Additional cost savings will be delivered over time through productivity gains from the new asset structure. Under the Veraison program the Company will undertake end-to-end business process reviews in order to simplify, standardise and consolidate its current processes and practices.

The asset review involved a comprehensive analysis of available options for Southcorp's asset base and logistics structure. It is one of the biggest strategic Veraison initiatives undertaken since the continuous improvement program's launch in August 2003. The Veraison program is currently delivering savings at an annualised run rate of $40 million.

Southcorp Managing Director and CEO John Ballard said the changes to the asset base, which will be phased in over 18 months, are being made to strengthen Southcorp for the future and in the best interests of its shareholders, employees, customers and growers.

"Southcorp is committed to being a dedicated and leading premium winemaker with a portfolio of brands and wines that range from the contemporary to the iconic, are distinctive in style, high in quality and represent the best of Australia's wine growing regions," Mr Ballard said.

"Central to that goal is the ability to source fruit from diverse geographies, and to make wine in close proximity to where the fruit is grown. This requires that we maintain strategic holdings of vineyards and wineries throughout Australia's premium wine districts.

"The major opportunity to realise efficiencies whilst maintaining the high quality of our wines is in rationalising packaging and distribution where Southcorp has an uncompetitive cost structure," Mr Ballard said.

The packaging and distribution functions will be consolidated into two centres at the Karadoc winery in Victoria's Sunraysia region and at the Nuriootpa winery in South Australia's Barossa Valley. To further enhance the efficiency gains, the Company will also consolidate more winemaking at these two wineries and rationalise the Australian distribution system.

---

[1] Veraison is a viticultural term that was adopted as the name of the Southcorp business improvement program launched in August 2003.

The key features of the new blueprint for Southcorp's operations are:

Financial

- Additional net cash flow of $28 million per annum and additional EBIT of $27 million per annum by FY08.
- Write-downs of the carrying values of fixed and other assets of $73 million and provisions for redundancy and other implementation costs of $20 million in the current financial year.
- Net capital expenditure of $58 million largely to upgrade facilities at Nuriootpa in the Barossa Valley and Karadoc in Victoria's Sunraysia district.
- Further productivity gains will be delivered from the rationalised footprint.

Operational

Consolidation of packaging and distribution operations and more winemaking into the Karadoc and Nuriootpa wineries and rationalisation of the Australian distribution system will result in the following changes:

Packaging:

- Consolidating from four packaging centres (Nuriootpa, Karadoc, Great Western and Denman) into two – at Nuriootpa and Karadoc.
- The bottling and packaging functions and equipment at Denman and Great Western will be relocated to Nuriootpa and Karadoc by the end of FY05.
- Karadoc and Nuriootpa packaging centres will be expanded to increase capacity.

Distribution:

- Consolidating nine distribution centres into three – a National Distribution Centre at Karadoc, an International Distribution Centre at Nuriootpa and a West Australian Distribution Centre at Bassendean.
- The State Distribution Centres at Villawood (NSW), Nunawading (Victoria), Archerfield (Qld) and Magill (SA) will no longer be needed as part of the supply chain and will be closed later this year.
- A third-party cross docking distribution system will be used to support those customers who do not receive direct deliveries.
- Additional warehousing space will be built at the Karadoc and Nuriootpa wineries by the end of FY05.

Winemaking:

- Sparkling wine production, except Methode Champenoise, will be relocated from Great Western to Karadoc from March 2005.
- From 2005, vintage operations (i.e.: fruit crushing) for all fortified wines will be relocated from Seppeltsfield to Nuriootpa and Karadoc.
- The winemaking activities from the Yenda winery near Griffith and Waikerie winery in the South Australian Riverland will be transferred to Nuriootpa and Karadoc, eliminating the current duplication of winemaking facilities in irrigated areas. The Yenda winery will be closed or sold later this year and the Waikerie winery will be sold or closed following the 2005 vintage.
- Karadoc's vintage capacity will be expanded by 80,000 tonnes to 150,000 tonnes by FY08.
- Nuriootpa's vintage capacity will be expanded by 10,000 tonnes to approximately 50,000 tonnes by FY07.

Mr Ballard said that while the changes were vital to the future health of the Company, he regretted the personal impact they would have on a number of employees.

"We regret that the changes will mean that approximately 300 current positions across a number of our locations will no longer be required at Southcorp," Mr Ballard said. There will, however, be approximately 110 new positions created by our operational expansion at Nuriootpa and Karadoc, reducing the overall impact to around 190 positions.

"Everyone affected by these changes will be treated with the utmost respect and fairness and will be offered a redundancy package and outplacement services which are equivalent to or better than the wine industry standard. We will also be encouraging them to apply for other roles in the company including one of the 110 new roles we will be creating. Applications from employees affected by these changes will be given priority," Mr Ballard said.

Mr Ballard confirmed that the Denman, Great Western and Seppeltsfield wineries, which all see some change under the new plan, would remain significant winemaking centres for Southcorp. He said, "Denman winery will continue to make wines from the fruit it sources from the Hunter, Mudgee, Orange and other regions of NSW. Our Great Western winery will continue to make our Seppelt table wine range from Victoria as well as all of Southcorp's Method Champenoise wines. Seppeltsfield will continue as the Company's premium fortified wine production and maturation centre.

"Southcorp will continue to rely on its 1,000-plus growers across Australia as trusted and vital business partners. We will continue to require their fruit under our existing contracts. We will work with growers in those areas where the new blueprint will require changes to delivery locations, and it will take time to assess our needs moving forward."

Mr Ballard also provided an update on the anticipated earnings position for the company for the current financial year and key issues for the 2005 financial year.

"As confirmed in February, we are comfortable with the market's consensus earnings forecasts for EBITA (pre SGARA) which is in the range of $160 - $175 million for the current financial year," Mr Ballard said. "This result will be heavily weighted towards strong performances from the Australasian and UK/European regions. The US continues to experience tough trading conditions, which are impacting its returns."

Mr Ballard said the key issues for the FY05 year were the strength of the Australian dollar and the lower availability of its super premium wines. "If the Australian dollar remains at current levels during FY05, we start next financial year with a potential negative impact from currency and super premiums of around $30 million compared to FY04," Mr Ballard said.

"We do however expect to continue to improve the underlying performance of the business, which to some extent will offset this issue. In the year ahead we will accelerate our marketing activity to support our key brands through above-the-line advertising and promotional campaigns. Our ability to improve on our FY04 performance will ultimately depend on our success in profitably driving top line growth from this strategy," Mr Ballard concluded.

For further information please contact:

MEDIA:	Michelle Lawlor	Tel: 02 9465 1224
		Mob: 0402 894 303
ANALYSTS:	Kristina Devon	Tel: 02 9465 1048
		Mob: 0409 030 767

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

2 July 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT
ESTATE

LINDEMANS
making life more enjoyable

2 July 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the resignation of participants in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled, in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
12 November 1999	$5.38	30 June 2004	20,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100